FILED PURSUANT TO RULE 424(b)(3) AND (c)
                                                         FILE NUMBER 333-82773


          FIRST PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 28, 1999

                        1,512,514 Shares of Common Stock

                                  GO2NET, INC.

         This First Prospectus Supplement supplements the Prospectus dated July 27, 1999 of Go2Net, Inc. relating to the public offering, which is not being underwritten, and sale of up to 1,512,514 shares of common stock, par value $.01 per share of Go2Net, which may be offered and sold from time to time by the selling shareholders of the Go2Net identified in the Prospectus or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. Go2Net will receive no part of the proceeds of such sales. The Shares were originally issued or reserved for issuance by Go2Net in connection with Go2Net's acquisition of:

               Haggle Online, Inc. a Delaware corporation, pursuant to a merger with a wholly owned subsidiary of Go2Net;

               USA Online, Inc., a New Jersey corporation, pursuant to a merger with a wholly owned subsidiary of Go2Net;

               IQC, Corporation, a California corporation, pursuant to a merger with a wholly owned subsidiary of Go2Net; and

               Authorize.Net Corporation, a Utah corporation, pursuant to a merger with and into a wholly owned subsidiary of Go2Net.

         The "Selling Shareholders" section beginning on page 16 of the Prospectus is hereby supplemented to reflect the gifts made after the date of the Prospectus by: David L. and Carol M. Hatch to Brian and Harmony Hatch in the amount of 457 shares, David L. and Carol M. Hatch to Derek and Lori Farr in the amount of 457 shares, David M. and Carol M. Hatch to Jeff and Jamie Hatch in the amount of 1,372 shares, Boyd and Sharon McKnight to Corp. Presiding Bishop of the Church of Jesus Christ of Latter Day Saints Donation-in-kind Office in the amount of 200 shares, and Larry and Janice Jensen to Corp. Presiding Bishop of the Church of Jesus Christ of Latter Day Saints Donation-in-kind Office in the amount of 250 shares. This First Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information herein contained supercedes the information contained in the Prospectus.

       The Date of this First Prospectus Supplement is September 27, 1999

                              SELLING SHAREHOLDERS

         On August 24, 1999, of the Shares beneficially owned by David and Carol Hatch reflected in the Prospectus, (i) 457 of which were gifted to Brian and Harmony Hatch; (ii) 457 of which were gifted to Derek and Lori Farr; and (iii) 1,372 of which were gifted to Jeff and Jamie Hatch.

         On September 21, 1999, of the Shares beneficially owned by Boyd and Sharon McKnight reflected in the Prospectus, 200 of which were gifted to Corp. Presiding Bishop of the Church of Jesus Christ of Latter Day Saints Donation-in-kind Office.

         On September 22, 1999, of the Shares beneficially owned by Larry and Janice Jensen reflected in the Prospectus, 250 of which were gifted to Corp. Presiding Bishop of the Church of Jesus Christ of Latter Day Saints Donation-in-kind Office.

         The table of selling shareholders in the Prospectus is hereby amended to reflect such gifts and supplemented to specifically include Shares received in such gifts.